

Mail Stop 4546

August 11, 2016

VIA E-mail
Mr. Dominic J. Addesso
President and Chief Executive Officer
Everest RE Group Ltd.
Seon Place – 4th Floor
141 Front Street
PO Box HM 845
Hamilton HM 19, Bermuda

> **Re:** **Everest RE Group Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-15731**

Dear Mr. Addesso:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Angela M. Connell

Angela M. Connell
Accounting Branch Chief